

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2022

Nicholas DeVito
Chief Executive Officer
Point of Care Nano-Technology, Inc.
109 Ambersweet Way
Davenport, FL 33897

> **Re: Point of Care Nano-Technology, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed October 15, 2021**
> **File No. 000-56356**

Dear Mr. DeVito:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Paul Levites, Esq.